EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 26, 2016 relating to the consolidated financial statements of Vermilion Energy Inc. and the effectiveness of Vermilion Energy Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Inc. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Calgary, Canada

March 4, 2016